UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Whitestone REIT
(Name of Subject Company)

Whitestone REIT
(Names of Persons Filing Statement)

Common shares of beneficial interest,
par value $0.001 per share
(Title of Class of Securities)

966084105
(CUSIP Number of Class of Securities)

James C. Mastandrea
Chairman and Chief Executive Officer
2600 South Gessner, Suite 500
Houston, Texas 77063
(713) 827-9595
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)

COPY TO:

John A. Good, Esq.
Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
Memphis, Tennessee  38103
(901) 543-5901

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information.

The name of the subject company to which this solicitation/recommendation statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Whitestone REIT, a Maryland real estate investment trust (“Whitestone”). The address of Whitestone’s principal executive offices is 2600 South Gessner, Suite 500, Houston, Texas 77063.  The telephone number of Whitestone’s principal executive office is (713) 827-9595.

The title of the class of equity securities to which this Schedule 14D-9 relates is Whitestone’s common shares of beneficial interest, $0.001 par value per share (the “Common Shares”).  As of December 31, 2009, there were 10,337,307 Common Shares issued and outstanding.

Item 2.  Identity and Background of Filing Person.

Whitestone is the person filing this Schedule 14D-9.  Its name, business address and business telephone number are set forth in Item 1 above and are incorporated into this Item 2 by reference.  Whitestone’s website is www.whitestonereit.com. Whitestone’s website and the information on or connected to Whitestone’s website are not a part of this Statement, are not incorporated herein by reference and should not be considered a part of this Statement.

This Schedule relates to the tender offer by SCM Special Fund 2, LP and MacKenzie Patterson Fuller, LP (collectively, “MPF”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by MPF with the Securities and Exchange Commission (the “SEC”) on April 26, 2010, pursuant to which MPF is offering to purchase up to 500,000 shares of Whitestone’s Common Shares at a purchase price equal to $4.00 per share, less the amount of any dividends declared or paid with respect to the Common Shares between April 26, 2010 and May 31, 2010, or such other date to which such offer may be extended, upon the terms and subject to the conditions set forth in MPF’s Offer to Purchase dated April 26, 2010 (the “Offer to Purchase”) and the related Assignment Form (the “Assignment Form”, which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

According to the Schedule TO, the address of the principal executive offices of MPF is 1640 School Street, Moraga, California 94556.

With respect to all information described herein as contained in the Offer to Purchase, Assignment Form or Schedule TO, including information concerning MPF or its affiliates, officers or directors, or actions or events with respect to any of them, Whitestone does not take any responsibility for the accuracy or completeness of such information or for any failure by MPF to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.  Past Contracts, Transactions, Negotiations and Agreements.

Except as described herein, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between Whitestone or its affiliates and its executive officers, trustees or affiliates.  There are no material agreements, arrangements or understandings or actual or potential conflicts of interest between Whitestone or its affiliates and MPF and its executive officers, directors or affiliates.

Information regarding any such agreements, arrangements and understandings and any actual or potential conflicts of interest between Whitestone or its affiliates and its executive officers, trustees or affiliates is included in the following sections of Whitestone’s Proxy Statement filed on Schedule 14A with the SEC on April 30, 2010 (the “2010 Proxy Statement”), portions of which sections are attached hereto as Annex A and incorporated herein by reference: “Security Ownership Of Certain Beneficial Owners And Management,” “2009 Executive Compensation Elements,” “Executive Officer Compensation,” “Compensation of Trustees” and “Certain Relationships and Related Party Transactions.” Whitestone has not updated the information in Annex A and such information is given as of the date of the 2010 Proxy Statement.

Item 4.  The Solicitation or Recommendation.

Whitestone has decided to remain neutral as to the Offer and is expressing no opinion as to whether the holders of the Common Shares should accept or reject the Offer.

Although Whitestone is not making a recommendation with respect to the Offer, Whitestone believes that holders of the Common Shares should carefully consider the factors described in the Letter from Whitestone to Shareholders, dated May 7, 2010, which is incorporated herein by reference in its entirety and filed herewith as Exhibit (a)(2), in making their own decisions of whether to accept or reject the Offer.

Neither Whitestone nor any executive officer, trustee, affiliate or subsidiary of Whitestone currently intends to tender or sell any Common Shares pursuant to the Offer.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used.

Neither Whitestone, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer.

Item 6.  Interest in Securities of the Subject Company.

No transactions in the Common Shares have been effected during the last 60 days by Whitestone, or to the knowledge of Whitestone, by any executive officer, director, affiliate or subsidiary of Whitestone, other than the following transactions that took place as part of the ordinary course of business in connection with Whitestone’s employee and director compensation plans:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price
John J. Dee	3/25/2010	Common Shares issued due to vesting of certain restricted share units under Whitestone’s 2008 Long-Term Incentive Ownership Plan (“2008 Plan”).	31,750	$0
John J. Dee	4/19/2010	Common Shares surrendered to Whitestone to satisfy tax withholding obligations incident to vesting of restricted shares.	12,223	$5.15
John J. Dee	4/19/2010	Restricted Common Shares granted under the 2008 Plan.	12,223	$0
David K. Holeman	3/25/2010	Common Shares issued due to vesting of certain restricted share units under the 2008 Plan.	6,000	$0
David K. Holeman	4/19/2010	Common Shares surrendered to Whitestone to satisfy tax withholding obligations incident to vesting of restricted shares.	4,244	$5.15
David K. Holeman	4/19/2010	Restricted Common Shares granted under the 2008 Plan.	4,244	$0
Valarie King	3/25/2010	Common Shares issued due to vesting of certain restricted share units under the 2008 Plan.	6,000	$0
Valarie King	4/19/2010	Common Shares surrendered to Whitestone to satisfy tax withholding obligations incident to vesting of restricted shares.	3,592	$5.15

Valarie King	4/19/2010	Restricted Common Shares granted under the 2008 Plan.	3,592	$0
James C. Mastandrea	3/25/2010	Common Shares issued due to vesting of certain restricted share units under the 2008 Plan.	38,119	$0
James C. Mastandrea	4/19/2010	Common Shares surrendered to Whitestone to satisfy tax withholding obligations incident to vesting of restricted shares.	15,516	$5.15
James C. Mastandrea	4/19/2010	Restricted Common Shares granted under the 2008 Plan.	15,516	$0
Daniel E. Nixon, Jr.	3/25/2010	Common Shares issued due to vesting of certain restricted share units under the 2008 Plan.	7,500	$0
Daniel E. Nixon, Jr.	4/19/2010	Common Shares surrendered to Whitestone to satisfy tax withholding obligations incident to vesting of restricted shares.	3,943	$5.15
Daniel E. Nixon, Jr.	4/19/2010	Restricted Common Shares granted under the 2008 Plan.	3,943	$0

Item 7.  Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, (a) Whitestone is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of Whitestone’s securities by Whitestone, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving Whitestone or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Whitestone or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Whitestone and (b) there are no transactions, resolutions of the Board of Trustees of Whitestone or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.  Additional Information.

The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be “forward-looking statements” within the meaning of the federal securities laws.  Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” ”will,” “expect,” “estimated,” and “projects” and similar expressions.  These statements are based on assumptions and assessments made by Whitestone in light of its experience and perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events.

Any such forward-looking statements are not guarantees of future performance, and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements.  Although Whitestone believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct.  Other risks and uncertainties concerning Whitestone’s performance are set forth in reports and documents filed by Whitestone with the SEC.

Item 9.  Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

(a)(2)           Letter from Whitestone to Shareholders dated May 7, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITESTONE REIT

Date:  May 7, 2010                                                                By:          /s/ James C. Mastandrea
James C. Mastandrea
Chief Executive Officer and Chairman of the Board
of Trustees

ANNEX A

Excerpts from the Whitestone REIT 2010 Proxy Statement
filed on Schedule 14A with the SEC on April 30, 2010

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANANGEMENT

The following table sets forth beneficial ownership information with respect to our common shares, as of April 26, 2010, including shares such persons had a right to acquire within 60 days after April 26, 2010 through the exercise of vested restricted common share units for (i) each of our trustees, (ii) each of our Named Executive Officers and (iii) all of our trustees and executive officers as a group.  We are not aware of any shareholder who owns 5% or more of our outstanding common shares.

Name and Address of Beneficial Owner(1)	Common Shares Beneficially Owned(2)	Percentage of Class
Named Executive Officers
James C. Mastandrea	238,119(3)	2.3%
John J. Dee	156,750(4)	1.5%
David K. Holeman	81,000(5)	*
Valarie L. King	56,000(6)	*
Daniel E. Nixon, Jr.	57,500(7)	*

Non-Employee Trustees:
Daryl J. Carter	5,000(8)	*
Daniel G. DeVos	5,000(9)	*
Donald F. Keating	44,433(10)	*
Jack L. Mahaffey	77,730(11)	*
Chris A. Minton	49,672(12)	*
All Executive officers and trustees as a Group (10 persons) (13)	771,204	7.4%(14)
_______________
*	Less than 1%
(1)	Unless otherwise indicated, the address for each beneficial owner is 2600 South Gessner, Suite 500, Houston, Texas 77063.
(2)
Beneficial ownership is determined in accordance with the rules of the SEC that deem shares to be beneficially owned by any person or group who has or shares voting or investment power with respect to those shares.

(3)
 Includes 195,516 restricted common shares and excludes 343,071 restricted common share units issued pursuant to the 2008 Plan and 703,912 OP units issued in connection with our acquisition of the Spoerlein property, which are redeemable for cash or, at our option, for common shares on a one-for-one basis. Mr. Mastandrea’s total ownership of common shares and OP units represents 5.9% of all common shares assuming conversion of all OP units, excluding OP units held by Whitestone REIT.

(4)	Includes 124,723 restricted common shares and excludes 285,747 restricted common share units issued pursuant to the 2008 Plan.
(5)	Includes 71,744 restricted common shares and excludes 54,000 restricted common share units issued pursuant to the 2008 Plan.
(6)	Includes 48,592 restricted common shares and excludes 54,000 restricted common share units issued pursuant to the 2008 Plan.
(7)	Includes 48,943 restricted common shares and excludes 67,500 restricted common share units issued pursuant to the 2008 Plan.
(8)	Includes 3,333 restricted common shares.
(9)	Includes 3,333 restricted common shares.
(10)	Includes 3,333 restricted common shares and excludes 23,957 OP units, which are redeemable for cash or, at our option, for common shares on a one-for-one basis.
(11)	Includes 3,333 restricted common shares and excludes 31,943 OP units, which are redeemable for cash or, at our option, for common shares on a one-for-one basis.

(12)
Includes 3,333 restricted common shares and 44,672 common shares owned by Mr. Minton’s wife for which Mr. Minton shares voting and dispositive power and excludes 30,231 OP units, which are redeemable for cash or, at our option, for common shares on a one-for-one basis.

(13)	None of the shares beneficially owned by our trustees or named executive officers have been pledged as security for an obligation.

(14)	Total ownership of executive officers and trustees of common shares and OP units represents 9.3% of all common shares assuming conversion of all OP units, excluding OP units held by Whitestone REIT.

2009 Compensation Actions

The following table reflects all of the restricted common shares and restricted common share units granted to the Named Executive Officers in 2009:

Name	Grant Date	Number of Shares(1)	Award Type
James C. Mastandrea	1/2/2009	200,000	Common Share Award
	1/2/2009	381,190	Common Share Unit Award
John J. Dee	1/2/2009	125,000	Common Share Award
	1/2/2009	317,497	Common Share Unit Award
David K. Holeman	1/2/2009	75,000	Common Share Award
	1/2/2009	60,000	Common Share Unit Award
Valarie L. King	1/2/2009	50,000	Common Share Award
	1/2/2009	60,000	Common Share Unit Award
Daniel E. Nixon, Jr.	1/2/2009	50,000	Common Share Award
	1/2/2009	75,000	Common Share Unit Award
___________
  (1) The restricted common shares and restricted common share units will vest as follows:

(a) 10% of these shares vest when our annual FFO increased 72% from our 2008 level. This target was achieved in 2009, and such awards vested as of March 25, 2010.
(b) 20% of these shares vest when our annual FFO increases 162% from our 2008 level.
(c) 20% of these shares vest when our annual FFO increases 332% from our 2008 level.
(d) 25% of these shares vest when our annual FFO increases 581% from our 2008 level.
(e) 25% of these shares vest when our annual FFO increases 915% from our 2008 level.

Executive Officer Compensation

Summary Compensation Table

The table below summarizes the total compensation paid or earned to each of the Named Executive Officers in 2007, 2008 and 2009. No bonus or salary increases have occurred since March 2008. Additionally in October 2009, the Named Executive Officers voluntarily agreed to reductions in their base salaries by 12.5% as part of a corporate realignment program to reduce overhead and other operating expenses.

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards(3)	All Other Compensation		Total

James C. Mastandrea Chairman & Chief Executive Officer	2009	$291,346	$-	$2,402,196	$66,137	(4)	$2,759,679
	2008	284,616	75,000	-	89,130	(5)	448,746
	2007	200,000	-	-	51,541	(6)	251,541
John J. Dee Chief Operating Officer	2009	194,281	-	1,795,481	44,493	(7)	2,034,255
	2008	193,846	50,000	-	40,509	(8)	284,355
	2007	160,000	-	-	26,994	(9)	186,994
David K. Holeman Chief Financial Officer	2009	172,674	-	593,010	3,472	(10)	769,156
	2008	176,703	5,000	-	4,676	(11)	186,379
	2007	170,000	-	-	2,550	(12)	172,550
Valarie L. King SVP – Property Management	2009	101,000	-	469,560	1,440	(13)	572,000
	2008	103,395	10,000	-	3,402	(14)	116,787
	2007	100,375	-	-	1,500	(15)	101,875
Daniel E. Nixon, Jr. SVP – Leasing and Redevelopment	2009	176,944	-	525,225	11,073	(16)	713,242
	2008	175,000	5,396	-	26,324	(17)	206,720
	2007	77,085	10,000	-	11,073	(18)	98,158
__________

(1)	Base salary paid in 2009, 2008 and 2007.

(2)	Discretionary bonuses for 2009, 2008 and 2007. Bonuses paid were based on prior year performance and to make up for below-market base salary levels.
(3)
Represents the grant date fair value of restricted common shares and restricted common share units with a 2009 grant date and do not necessarily reflect compensation actually received by the named executive officers in 2009.  The grant date fair values were calculated in accordance with Accounting Standards Codification (“ASC”) 718, “Compensation-Stock Compensation”. For further discussion see note 13 to the company’s audited financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2009.

(4)
Represents (a) the incremental cost of a Whitestone automobile not used exclusively for business purposes, (b) housing cost of $31,244, (c) matching contributions under our 401(k) plan of $5,885, (d) health insurance, and (e) relocation related travel.

(5)
Represents (a) the incremental cost of a Whitestone automobile not used exclusively for business purposes, (b) housing cost of $37,354, (c) matching contributions under our 401(k) plan of $10,173, (d) health insurance, and (e) relocation related travel of $25,825.

(6)
Represents (a) the incremental cost of a Whitestone automobile not used exclusively for business purposes, (b) housing costs, (c) matching contributions under our 401(k) plan of $3,000, (d) health insurance, and (e) relocation related travel.

(7)
Represents (a) the incremental cost of a Whitestone automobile not used exclusively for business purposes, (b) housing costs of $30,000, (c) matching contributions under our 401(k) plan of $3,923, (d) health insurance, and (e) relocation related travel.

(8)
Represents (a) the incremental cost of a Whitestone automobile not used exclusively for business purposes, (b) housing costs, (c) matching contributions under our 401(k) plan of $7,750, (d) health insurance, and (e) relocation related travel.

(9)
Represents (a) the cost of a Whitestone automobile not used exclusively for business purposes, (b) housing costs, (c) matching contributions under our 401(k) plan of $2,400, and (d) relocation related travel.

(10)	Represents matching contributions under our 401(k) plan of $3,427.

(11)	Represents matching contributions under our 401(k) plan of $4,676.
(12)	Represents matching contributions under our 401(k) plan of $2,550.

(13)	Represents matching contributions under our 401(k) plan of $1,440.

(14)	Represents matching contributions under our 401(k) plan of $3,402.
(15)	Represents matching contributions under our 401(k) plan of $1,500.
(16)	Represents (a) auto allowance, (b) matching contributions under our 401(k) plan of $3,433, and (c) relocation related travel.
(17)	Represents (a) auto allowance, (b) temporary housing costs, (c) matching contributions under our 401(k) plan of $4,038, (d) health insurance and (e) relocation related travel.

(18)	Represents (a) auto allowance, (b) temporary housing costs, (c) health insurance and (d) relocation related travel.

Grants of Plan Based Awards

The following table sets forth certain information with respect to shares granted during the year ended December 31, 2009 for each named officer.

		Estimated Future Payouts Under Equity Incentive Plan Awards(1)
Name	Grant Date	Threshold	Target	Maximum	Grant Date Fair Value of Share Awards(2)
James C. Mastandrea	1/2/2009	58,119	174,357	581,190	$2,402,196
John J. Dee	1/2/2009	44,250	132,749	442,497	1,795,481
David K. Holeman	1/2/2009	13,500	40,500	135,000	593,010
Valarie L. King	1/2/2009	11,000	33,000	110,000	469,560
Daniel E. Nixon, Jr.	1/2/2009	12,500	37,500	125,000	525,225
________
(1)	For details regarding the equity incentive awards, see “2009 Executive Compensation Elements—Long- Term Equity Incentive Compensation” above.
(2)
Amount represents the grant date fair value of share awards measured in accordance with ASC Topic 718, utilizing the assumptions discussed in Note 13 to the Company’s audited financial statements for the year ended December 31, 2009.

Outstanding Equity Awards at Fiscal Year End 2009

The following table sets forth certain information with respect to the market value as of December 31, 2009 of all unvested share and unit awards held by each Named Executive Officer as of December 31, 2009.

	Share Awards
Name	Equity Incentive Plan Awards Number of Unearned Shares or Units that Have Not Vested(2)(3)	Equity Incentive Plan Awards Market Value of Unearned Shares or Units that Have Not Vested(1)
James C. Mastandrea	174,357	$720,659
John J. Dee	132,749	538,644
David K. Holeman	40,500	177,903
Valarie L. King	33,000	140,868
Daniel E. Nixon, Jr.	37,500	157,568
______________
(1)	Our common shares are currently not listed on a national securities exchange. The market value is based on observable market transactions.
(2)	For details regarding the vesting schedule of these shares, see “2009 Executive Compensation Elements-Long Term Equity Incentive Compensation” above.

(3)
Reflects shares and units that will vest at the target performance goal, or 30% of the total award. The threshold performance goal, or 10% of the total award, vested on March 25, 2010 based on 2009 performance.

2009 Option Exercises and Shares Vested

We have not granted any stock options to employees, and no shares or units held by Named Executive Officers vested during the year ended December 31, 2009.

Employment Agreements

We have not entered into employment agreements with any of our executive officers. However, the 2008 Plan provides for certain vesting in the event of a change in control. The following summarizes the compensation payable to each Named Executive Officer in the event of a termination of the executive’s employment.

Payments Made Upon Any Termination. In all events, we are obligated to pay all salary and benefits accrued to the executive through and including the date of termination.

Payments Made Upon Death or Disability. In the event of the employee’s death or disability, any unvested restricted common shares or unvested restricted common share units shall immediately vest.

Award Vesting Acceleration. In the event of a Change in Control, as defined below, any unvested restricted common shares or restricted common share units granted pursuant to the 2008 Plan will automatically vest prior to the consummation of such Change in Control. In addition, if there are any restricted common share units which have been allocated but not yet granted and the employee remains employed with the acquiring or successor entity, then the employee must receive an award of a comparable value covering shares of a successor corporation.

Change in Control means, unless otherwise defined in the applicable award agreement, any of the following events:

1.
any person or entity, including a “group” as defined in Section 13(d)(3) of the Exchange Act, other than us or one of our wholly-owned subsidiaries or any employee benefit plan of us or any of our Subsidiaries, becomes the beneficial owner of our securities having 35% or more of the combined voting power of our then outstanding securities that may be cast for the election of our trustees (other than as a result of an issuance of securities initiated by us in the ordinary course of business);

2.
as the result of, or in connection with, any cash tender or exchange offer, merger or other business combination or contested election, or any combination of the foregoing transactions, less than a majority of the combined voting power of our then outstanding securities or any successor company or entity entitled to vote generally in the election of our trustees or such other corporation or entity after such transaction is held in the aggregate by our security holders entitled to vote generally in the election of our trustees immediately prior to such transaction;

3.
during any period of two (2) consecutive years, individuals who at the beginning of any such period constitute our Board cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election by our shareholders, of each of our trustees first elected during such period was approved by a vote of at least two-thirds (2/3rds) of our trustees then still in office who were (a) our trustees at the beginning of any such period, and (b) not initially (1) appointed or elected to office as result of either an actual or threatened election and/or proxy contest by or on behalf of a person other than our Board, or (2) designated by a person who has entered into an agreement with us to effect a transaction described in (1) or (2) above or (4) or (5) below;

4.	our complete liquidation or dissolution;

5.	the sale or other disposition of all or substantially all of our assets to any person (other than a transfer to a subsidiary); or

6.
with respect to award agreements for James C. Mastandrea, as Chairman and Chief Executive Officer, John J. Dee, the Chief Operating Officer, and David K. Holeman, the Chief Financial Officer, only, a termination of our Chief Executive Officer without cause, excluding non-appealable determinations by a court of law for fraud, gross negligence, or willful neglect, which would be considered termination for cause.

COMPENSATION OF TRUSTEES

Cash Compensation

We pay our non-employee trustees an annual fee of $10,000 and $1,000 for each in-person Board meeting and $500 for each telephonic Board meeting they attend. Trustees do not receive additional compensation for committee meetings. Non-employee trustees also are reimbursed for out-of-pocket expenses incurred to attend Board meetings.

Equity Awards

On March 25, 2009, each of our five independent trustees were granted 5,000 restricted common shares which vest in equal installments in 2010, 2011, and 2012.

2009 Trustee Compensation

The table below summarizes the compensation we paid to each non-employee trustee in 2009. No employee who serves as a trustee is paid for those services.

Name(1)	Fees Earned or Paid in Cash	Share Awards(2)	Total(3)
Daryl J. Carter	$14,500	$24,690	$39,190
Daniel G. DeVos	14,500	24,690	39,190
Donald F. Keating	14,000	24,690	38,690
Jack L. Mahaffey	14,500	24,690	39,190
Chris A. Minton	14,500	24,690	39,190
____________
(1)
James C. Mastandrea, our Chairman of the Board and Chief Executive Officer, is not included in the table as he is an employee and thus receives no compensation for his services as a trustee. The compensation received by Mr. Mastandrea as an employee is shown in the Summary Compensation Table above.

(2)
Represents the grant date fair value of restricted common shares with a 2009 grant date and do not necessarily reflect compensation actually received by the trustees in 2009.  The grant date fair values were calculated in accordance with ASC 718, “Compensation-Stock Compensation.”  For further discussion, see note 13 to the Company’s audited financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2009.

(3)	We do not have a pension plan or non-qualified deferred compensation plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Spoerlein Commons Acquisition

On January 16, 2009, Whitestone REIT, operating through our Operating Partnership, acquired Spoerlein Commons, a mixed use-garden style complex of retail, medical, and professional office tenants located in Buffalo Grove, Illinois (the “Property”). The Operating Partnership acquired the Property pursuant to the terms and conditions of the purchase, sale and contribution agreement dated December 18, 2008 (the “Agreement”) between the Operating Partnership and Bank One, Chicago, NA, as trustee under the Trust Agreement dated January 29, 1986 and known as Trust Number TWB-0454 (“Seller”). Midwest Development Venture IV, an Illinois limited partnership (“Midwest”), is the sole beneficiary of the Seller under the Trust Agreement.

The Property represented an acquisition for Whitestone, and a substantial equity investment on behalf of the Seller. In exchange for the Property, the Operating Partnership paid the Seller $5,500,000, received credit for net prorations of $275,854 and issued 703,912 Operating Partnership Units, valued at $5.15 per Unit, for a total purchase price of $9,401,000.

Midwest, the sole beneficiary of the Seller, is entitled to all earnings and proceeds from the sale of the Property. James C. Mastandrea, our Chairman, President and Chief Executive Officer, is the controlling limited partner in Midwest and as such, had an ownership interest in the Property and is entitled to a portion of the proceeds from the sale of the Property to the Operating Partnership. Because of Mr. Mastandrea’s relationship with the Seller, a special committee of the independent members of the Board of Trustees, including Donald F. Keating, Jack L. Mahaffey, and Chris A. Minton, determined the terms of the transaction, which included the use of an independent appraiser to value the Property.

In connection with the closing of the Property and the investment on behalf of the Seller, the Operating Partnership issued 703,912 Operating Partnership Units to Midwest for its contribution of the Property to the Operating Partnership. The Operating Partnership Units were issued in reliance on the exemption from registration provided by Section 4(2) under the Securities Act of 1933, as amended. The issuance was not affected using any form of general advertising or general solicitation and the issuance was made to a qualified investor.

The Operating Partnership Units are convertible on a one-for-one basis into Common Shares of Whitestone at any time after July 1, 2009 in accordance with the terms of the Operating Partnership’s Limited Partnership Agreement, as amended (the “Limited Partnership Agreement”). The Seller was not entitled to any dividends or distributions with respect to the Operating Partnership Units prior to June 30, 2009.